The Arbitrage Funds

41 Madison Avenue

42nd Floor

New York, New York 10010

September 27, 2012

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         The Arbitrage Funds – Registration Statement on Form N-1A (No. 333-30470)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that Post-Effective Amendment No. 20 to the above-referenced Registration Statement, which has been filed solely to obtain identifiers for The Arbitrage Credit Opportunities Fund, be declared effective on September 28, 2012.

In connection with the foregoing, the undersigned Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the action as a defense to any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE ARBITRAGE FUNDS

By:	/S/ JOHN S. ORRICO

John S. Orrico, President